UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 84606 / November 15, 2018

ADMINISTRATIVE PROCEEDING
File No. 3-18777

In the Matter of **AMI James Brands, Inc.,** **Biofuels Power Corp.,** **Energy Quest, Inc., and** **Synergetics, Inc.** **Respondents.**	**ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO AMI JAMES BRANDS, INC.**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by AMI James Brands, Inc. ("AMI James" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on September 17, 2018, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to AMI James Brands, Inc. ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds[1] that:

1.   AMI James (CIK No. 1557565) is a Nevada corporation located in Miami Beach, Florida. At all times relevant to this proceeding, the securities of AMI James have been registered under Exchange Act Section 12(g). As of August 29, 2018, the company's stock (symbol "AJBI") was quoted on OTC Link (previously "Pink Sheets") operated by OTC Markets Group Inc. ("OTC Link"), had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

2.   AMI James failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since March 31, 2016.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that registration of each class of Respondent's securities registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked. The revocation is effective as of November 16, 2018.

For the Commission, by its Secretary, pursuant to delegated authority.

Brent J. Fields
Secretary

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[1] The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.